UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

LIVE CURRENT MEDIA INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0346310
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1130 Pender Street – Suite 820
Vancouver, BC Canada	V6E 4A4
(Address of principal executive offices)	(Zip Code)

(604) 648-0500
Registrant’s telephone number

Securities to be registered under Section 12(b) of the Exchange Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered.

NONE.	N/A

Securities to be registered under Section 12(g) of the Exchange Act:

Common Stock, $0.001 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

This Amendment No. 3 to Live Current Media Inc.’s (the “Company”) Registration Statement on Form 10 originally filed on February 1, 2018 and amended on February 7, 2018 and April 16, 2018 (as amended, the “Registration Statement”) is being filed for the purpose of including the Company’s updated audited financial statements for the years ended December 31, 2017 and December 31, 2016 (the “Financial Statements”). The notes to the Financial Statements have been updated and amended in response to comments received by the U.S. Securities and Exchange Commission. Other than as set forth in this Amendment No. 3, the information contained in Amendment No. 2 to the Registration Statement, filed on April 16, 2018, remains unchanged.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

1.	Audited financial statements for the fiscal years ended December 31, 2017, including:

(a)	Report of Independent Registered Accounting Firm;

(b)	Consolidated Balance Sheet for the years ended December 31, 2016 and 2017;

(c)	Consolidated Statements of Operations for the years ended December 31, 2016 and 2017;

(d)	Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2017;

(e)	Consolidated Statements of Stockholders’ Equity; and

(f)	Notes to the Financial Statements.

LIVE CURRENT MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Live Current Media Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Live Current Media Inc. (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses in developing its business, and further losses are possible. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2017
Vancouver, Canada
April 12, 2018

LIVE CURRENT MEDIA INC.
CONSOLIDATED BALANCE SHEETS
(expressed in US dollars)

	December 31,	December 31,
	2017	2016

ASSETS
Current assets
Cash	$956,549	$1,149,555
Receivable	5,435	5,435
Domain proceeds receivable	82,500	-
	1,044,484	1,154,990
Non-current assets
Domain proceeds receivable	30,000	-
Intangible assets	206,150	304,885
	$1,280,634	$1,459,875

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$185,550	$436,038
Other payable	17,236	17,029
	202,786	453,067
Stockholders' equity
Capital stock
Authorized: 500,000,000 common shares, par value $0.001 per share Issued and outstanding: 34,837,625 common shares (34,837,625 at December 31, 2016)	34,838	34,838
Additional paid in capital	18,257,563	18,257,563
Deficit	(17,214,553)	(17,285,593)
	1,077,848	1,006,808
	$1,280,634	$1,459,875

The accompanying notes are an integral part of these consolidated financial statements

LIVE CURRENT MEDIA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in US dollars)
	For the years ended
	December 31,	December 31,
	2017	2016
General and administrative expenses
Gain on sale of domain names	$(222,265)	$(206,764)
General and administrative	226,630	76,965
Litigation settlement	-	225,000
Impairment of intangible assets	37,500	-
Professional fees	72,398	325,065

Loss from operations	(114,263)	(420,257)

Gain on debt retirement	185,198	-
Interest Income	-	1,396
Interest expense	(207)	(207)
Other income	120	112
Foreign exchange	192	(818)
	185,303	483

Net and comprehensive income (loss) for the year	$71,040	$(419,774)

Basic and diluted loss per share	$0.00	$(0.01)

Weighted average number of basic common shares outstanding	34,837,625	37,164,825

The accompanying notes are an integral part of these consolidated financial statements

LIVE CURRENT MEDIA INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(expressed in US dollars)

	Common Stock		Additional		Total
	Number		Paid In	Accumulated	Stockholders'
	of Shares	Amount	Capital	Deficit	Deficit

Balance, December 31, 2015	37,860,500	$37,861	$18,254,540	$(16,865,819)	$1,426,582

Cancellation of common shares	(3,022,875)	(3,023)	3,023	-	-
Net loss for the year				(419,774)	(419,774)
Balance, December 31, 2016	34,837,625	34,838	18,257,563	(17,285,593)	1,006,808

Net income for the year	-	-	-	71,040	71,040

Balance, December 31, 2017	34,837,625	$34,838	$18,257,563	$(17,214,553)	$1,077,848

The accompanying notes are an integral part of these consolidated financial statements

LIVE CURRENT MEDIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in US dollars)

	For the years ended
	December 31,	December 31,
	2017	2016

Cash flows used in operating activities
Net income (loss) for the year	$71,040	$(419,774)
Non-cash items
Impairment of intangible assets	37,500	-
Gain on sale of domain names	(222,265)	(206,764)
Gain on debt retirement	(185,198)	-
Accrued interest	207	207
Changes in non-cash working capital items
Receivable	-	(113)
Prepaid expenses	-	18,799
Accounts payable and accrued liabilities	(65,290)	(130,065)
Cash used in operating activities	(364,006)	(737,710)

Cash flows used in investing activities
Proceeds from the disposition of domain names	171,000	236,962
Cash provided by investing activities	171,000	236,962

Change in cash	(193,006)	(500,748)
Cash, beginning of year	1,149,555	1,650,303
Cash, end of year	$956,549	$1,149,555

Supplemental cash flow information:
Interest paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

LIVE CURRENT MEDIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

1.    NATURE AND CONTINUANCE OF OPERATIONS

Live Current Media Inc. (the “Company” or “Live Current”) was incorporated under the laws of the State of Nevada on October 10, 1995. The Company’s wholly owned principal operating subsidiary, Domain Holdings Inc. (“DHI”), was incorporated under the laws of British Columbia on July 4, 1994.

On March 13, 2008, the Company incorporated a wholly owned subsidiary in the state of Delaware, Perfume.com Inc. (Perfume Inc.) which is a dormant and inactive company.

Through DHI, the Company builds consumer Internet experiences around its portfolio of domain names. DHI’s current business strategy is to develop, or to seek partners to develop, its domain names to include content, commerce and community applications. On June 4, 2014, a judge in Reno, Nevada ordered a receiver to take charge of the Company’s business. On May 4, 2017, the Company was discharged from receivership (Note 6).

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As of December 31, 2017, the Company has not achieved profitable operations, has incurred recurring operating losses and further losses are possible. The Company has an accumulated deficit of $17,214,553. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to further develop its business. To date, the Company has funded operations through the issuance of capital stock and debt. Management plans to continue raising additional funds through equity or debt financings and loans from directors. There is no certainty that further funding will be available as needed. These factors raise substantial doubt about the ability of the Company to continue operating as a going concern. The ability of the Company to continue its operations as a going concern is dependent upon its ability to raise sufficient new capital to fund its operating commitments and ongoing losses and ultimately on generating profitable operations. The financial statements do not include any adjustments to be recorded to assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States (“US GAAP’), and are expressed in US dollars.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience and various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

LIVE CURRENT MEDIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

All highly liquid investments, with an original term to maturity of three months or less are classified as cash and cash equivalents. Cash and cash equivalents are stated at cost which approximates market value.

Intangible Assets not subject to amortization

Intangible assets not subject to amortization consist of direct navigation domain names. While the domain names are renewed annually through payment of a renewal fee to the applicable registry, the Company has the exclusive right to renew these names at its option. The Company has determined that there are currently no legal, regulatory, contractual, economic or other factors that limit the useful life of these domain names on an aggregate basis and accordingly treat the portfolio of domain names as indefinite life intangible assets.

The Company reviews individual domain names in the portfolio for potential impairment throughout the fiscal year in determining whether a particular URL should be renewed. Impairment is recognized for names that are not renewed. The Company performs a qualitative assessment of the portfolio of domain names in the fourth quarter of each year, to determine whether it is more likely than not that the fair market value of a domain name is less than its carrying amount. As part of the assessment, certain qualitative factors are considered, including macro-economic conditions, industry and market conditions, non-renewal of names, as well as other factors. If there are indications of impairment following the qualitative impairment testing, further quantitative impairment testing would be necessary. When it is determined that the fair value of a domain name is less than its carrying amount, impairment is recognized.

As at December 31, 2017, the weighted remaining average period before the next renewal with the applicable registry is 3.06 years (December 31, 2016: 2.87 years).

Foreign Currency Translation

The functional and reporting currency for the Company and each of its subsidiaries is the US dollar. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the Company’s Statement of Operations.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the year of change. A valuation allowance is recorded when it is “more likely-than-not” that a deferred tax asset will not be realized. Deferred tax assets and deferred tax liabilities, along with any associated valuation allowance, are offset and shown in the financial statements as a single noncurrent amount when these items arise within the same tax jurisdiction.

LIVE CURRENT MEDIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company and its subsidiaries are subject to U.S. federal income tax and Canadian income tax, as well as income tax of multiple state and local jurisdictions. Based on the Company’s evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.

Basic and Diluted Income (Loss) per Share

Earnings or loss per share (“EPS”) is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income (loss) by the weighted-average of all potentially dilutive shares of the common stock that were outstanding during the years presented. The treasury stock method is used in calculating diluted EPS for potentially dilutive stock options and share purchase warrants, which assumes that any proceeds received from the exercise of in-the-money stock options and share purchase warrants, would be used to purchase common shares at the average market price for the period.

Recent Accounting Pronouncement Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), which amended the existing accounting standards for revenue recognition. ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. In July 2015, the FASB deferred the effective date for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods). The amendments may be applied retrospectively to each prior period (full retrospective) or retrospectively with the cumulative effect recognized as of the date of initial application (modified retrospective).

The Company will adopt ASU 2014-09 in the first quarter of 2018 and apply the modified retrospective approach. The Company currently does not expect any significant impact on its consolidated financial statements related to the adoption of the new standard.

3.    DOMAIN PROCEEDS RECEIVABLE

On October 6, 2017, the Company sold a domain name for total consideration of $150,000 less a brokerage fee of $15,000. The domain purchase and transfer agreement included terms that allowed the purchaser to make monthly instalment payments of $7,500, net of the brokerage fee, over a period of 18 months. The domain is being held by an independent escrow agent during the period the remaining balance in respect of this sale is outstanding. The purchaser is entitled to control the domain name while being held in escrow but, in the event of a default that is not successfully remedied, all rights to the domain name will be transferred back to the Company and all payments made by the purchaser will be forfeited. As at December 31, 2017, the balance remaining on this receivable totaled $112,500. The financing component of this transaction was determined to be immaterial. This disposal resulted in a gain of $135,000 as this domain name had a carrying value of $Nil.

The Company sold other domain names during the year ended December 31, 2017 for proceeds of $148,500, net of commissions. These domain names had a carrying value of $61,235 resulting in a gain of $87,265.

LIVE CURRENT MEDIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

4.    INTANGIBLE ASSETS

	December 31,	December 31,
	2017	2016
Domain names	$201,496	$300,231
Trademarks	4,654	4,654
	$206,150	$304,885

The Company’s portfolio of domain names are considered by management to be indefinite life intangible assets not subject to amortization. Management performs an annual impairment assessment of its domain names; during the year ended December 31, 2017, the Company recorded an impairment charge of $37,500 (2016: $ Nil). The impairment was a result of management determining that a domain name had become obsolete and therefore the Company elected not to renew and allow its right to this domain name to lapse. Management performed a qualitative analysis of its other domain names and at December 31, 2017 concluded that there were no further instances of impairment.

5.    SHARE CAPITAL Authorized

The authorized capital of the Company consists of 500,000,000 shares of commons stock with a par value of $0.001 per share. No other shares have been authorized

6.    DEBT RETIREMENT

On May 4, 2017, in conjunction with the termination of the Company’s receivership (Note 1), the Company realized a gain on debt retirement of $185,198.

7.    INCOME TAXES

The Company was subject to United States federal income taxes at an approximate rate of 35%. Effective January 1, 2018, the enacted statutory tax rate is 21%. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company’s income tax expense as reported is as follows:

	December 31,	December 31,
	2017	2016
Net income (loss) for the year	$71,040	$(419,774)
Statutory rate	35%	35%
Expected income tax expense (recovery)	25,000	(147,000)
Impact of statutory tax rate on earnings of subsidiary	(8,000)	(19,000)
Non-taxable earnings	(23,000)	-
Effect of change of future enacted tax rate	998,000	-
Effect of foreign exchange on tax assets	13,000	-
Adjustment to prior year tax provision	(59,000)	-
Change in valuation allowance	(946,000)	166,000
	$-	$-

LIVE CURRENT MEDIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017

7.    INCOME TAXES (continued)

The significant components of deferred income tax assets at December 31, 2017 and December 31, 2016 are as follows:

	December 31,	December 31,
	2017	2016
Net operating losses	$1,567,000	$2,647,000
Intangible assets	55,000	(79,000)
	1,622,000	2,568,000
Valuation allowance	(1,622,000)	(2,568,000)
	$-	$-

At December 31, 2017, the Company had accumulated non-capital loss carry-forwards of approximately $7,400,000 that expire from 2025 through 2037. The potential future tax benefits of these expenses and losses carried-forward have not been reflected in these financial statements due to the uncertainty regarding their ultimate realization. Tax attributes are subject to review, and potential adjustment by tax authorities.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Live Current Media Inc.

Date: May 9, 2018	By:	/s/ DAVID M. JEFFS
DAVID M. JEFFS
Chief Executive Officer, President, Chief Financial Officer and Secretary
(Principal Executive Officer and Principal Financial Officer)